FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 30, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
_____________________________________
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F [X	]	FORM 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES [ ]	NO [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A. INDEX TO EXHIBITS
Item
1.	Notice of Extraordinary General Meeting of Shareholders.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)
Dated: January 30, 2004	By:	/s/ John Ratcliffe
Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme
Registered office: 75, route de Longwy
L-8080 Bertrange
Grand Duchy of Luxembourg
R.C. Luxembourg: B-40.630

N O T I C E

IS HEREBY GIVEN that an extraordinary general meeting of shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. will be held at the registered office of the Company in Bertrange, Grand-Duchy of Luxembourg, on February 16, 2004 at 10.00 a.m. to consider and vote on the following agenda:

1	To receive a Report from the Board of Directors concerning the proposal to effect a stock split of the issued shares of the Company and to approve a stock split of the issued shares of the Company by exchanging all shares in issue in the proportion of each one existing share with a par value of USD 6.00 against four new shares with a par value of USD 1.50 and consequently to exchange all of 16,579,985 shares in issue against 66,319,940 new shares the issued share capital of USD 99,479,910 remaining unaffected and to grant all necessary powers to the Board of Directors to implement such exchange.

2	To set the authorised share capital at USD 199,999,800 represented by 133,333,200 shares with a par value of USD 1.50 each, the permission and authority given by the Articles of Association to the Board of Directors to increase the issued share capital within the current limits of the Company’s authorised share capital remaining unaffected.

3	To adapt article 5 of the Company’s Articles of Association to take account of the resolutions adopted pursuant to the forgoing items of the agenda of the meeting.

All shareholders on record are entitled to attend and vote at the meeting. In order to participate at the extraordinary general meeting shareholders are invited to register their intention to so do by mail to Mrs Véronique Mathieu, Millicom International Cellular S.A., 75, route de Longwy, L-8080 Bertrange, Tel: +352 27 759 287, Fax: +352 27 759 359 no later than Thursday, February 13, 2004 at 5:00 p.m. Luxembourg time.

Proxy forms for shareholders unable to attend the meeting in person are available upon request during normal office hours at the registered office of the Company and from the New York Registrar of the Company. Proxy forms duly completed should be sent to the registered office of the Company to arrive no later than February 13, 2003 at 5:00 p.m. Luxembourg time.

January 29, 2004	The Board of Directors